Exemption #82-1941

VECTOR Corporate Finance Lawyers

COPY

U.S. POST OFFICE DELAYED

1040-999 W. Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.683.1102
Fax: 604.683.2643

E-mail: flacireno@vectorlaw.com
File No. 1143

November 8, 2001

VIA SEDAR



Attention: Statutory Filings

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
9th Floor,
Vancouver



SUPPL

Dear Sirs:

re: Pacific Amber Resources Ltd. (the "Company")
Continuous Disclosure - BC Form 53-901F (formerly Form 27)

In accordance with Section 85(1) of the Securities Act (British Columbia), on behalf of the Company, we enclose documentation as follows:

1. BC Form 53-901F (formerly Form 27), entitled "Material Change Report under Section 85 of the Act", dated November 8, 2001, which has been executed by Hiro Ogata, a director of the Company.

We trust you will find the same in order.

PROCESSED
FEB 14 2002
THOMSON FINANCIAL

Yours very truly,

VECTOR Corporate Finance Lawyers

Per:
"Fina Lacireno"
Fina Lacireno
Legal Assistant

ftl
Encl.

cc: Canadian Venture Exchange (Attn: Records, w/encls.)
Alberta Securities Commission (Attn: Continuous Disclosure, w/encl.)
Securities & Exchange Commission, Division of Corporate Finance - Exemption No. 82-1941, w/encls.
Standard & Poor's Corporation (Attn: Library, Corporate Files Manager, w/encls.)
Pacific Amber Resources Ltd. (Attn: Hiro Ogata, President, w/o encl.)

p:\clients\1-sedar\pac-amb\news-rel\2001\f27-sob1.doc

This is the form of a material change report required under section 85(1) of the *Securities Act* and section 151 of the *Securities Rules*


FEB 0 1 2002

BC FORM 53-901(F) (Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: If this report is filed on a confidential basis, put at the beginning of the report in block capitals "CONFIDENTIAL – SECTION 85", and file in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting:.

1. Reporting Issuer

The full name and address of the principal office in Canada of the reporting issuer is:


U.S. POST OFFICE
DELAYED

Pacific Amber Resources Ltd.
P.O. Box 3, 402 – 595 Howe Street
Vancouver, British Columbia
V6C 2T5

2. Date of Material Change

The date of the material change is October 31, 2001.

3. Press Release:

The date and place of issuance of the press release issued under section 85(1) of the Act is as follows:

Date of Issuance:	October 31, 2001
Place of Issuance:	Vancouver, British Columbia

4. Summary of Material Change

The Company has closed the purchase of a non-operated working interest in four oil and gas properties located in Alberta and Saskatchewan. The purchase price was $875,000, which price was paid in cash using a combination of working capital ($600,000) and debt (bank financing for the balance of purchase price). The Company obtained an independent reserve report prepared by the firm of McDaniels and Associates Consultants, as of October 1, 2001, being the effective date of the acquisition. The report states that the proved reserves of the interests are 55,300 barrels of oil and liquids, and

344.9 million cubic feet of natural gas. The daily production from the interests in these properties for the last quarter of 2001 is estimated to be 31 b/d of oil and liquids and 135 Mcf/d of natural gas. The estimated 2002 cash flow is $243,000.

5. Full Description of Material Change

As disclosed by the Company in its News Release dated October 31, 2001, the Company has acquired from Big Horn Resources Ltd. of 2600, 500 – 4th Avenue S.W., Calgary, Alberta T2P 2V6, non-operated working interests in four oil and gas properties located in Alberta and Saskatchewan, subject to any required regulatory approvals. The purchase price was based upon the proved producing assets only and the production is well balanced between light/medium gravity oil and natural gas. The properties have long production histories and good remaining reserve life so that they can generate a relatively stable and predictable cash flow. It is expected that this cash flow will offset general and administration costs and provide capital to source, evaluate and develop additional opportunities.

The Company is currently classified as a Tier 1 company. The Company was notified by the Canadian Venture Exchange (the "Exchange") on September 28, 2001 that it might be moved from Tier 1 to Tier 2 designation unless that Company submits documentation on or before December 28, 2001 evidencing that it meets Tier 1 tier maintenance requirements. The Company will be filing with the Exchange documentation with respect to its acquisition of the four oil and gas properties. This acquisition will confirm that the Company easily meets the Exchange's Tier 1 maintenance requirements.

6. Reliance on Section 85(2) of the Act

Not applicable.

7. Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8. Senior Officers

The name and business telephone number of a senior officer of the Company who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer is as follows:

Name: Hiro Ogata, President
Bus. Tel: (604) 688-6681

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 8th day of November, 2001.

"Hiro Ogata"
Hiro Ogata, President